Coral Gold Resources Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Tel.: (604) 682-3701

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2006 Annual and Special General Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at The Terminal City Club, 875 West Hastings Street, Vancouver, British Columbia, on:

Tuesday, July 11, 2006

at the hour of 9:30 o'clock in the forenoon (local time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended January 31, 2006 and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.	to determine the number of directors and to elect directors;

5.	to amend the company’s 2005 Stock Option Plan (the “Plan”) by increasing the number of common shares reserved for issuance under the Plan from 929,000 shares to 1,336,000 shares; and

6.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is en-titled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 1st day of June, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Matt Wayrynen”
________________________________________
Matt Wayrynen, President